

LIGHTHOUSE CAPITAL GROUP, LLC

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2024

LIGHTHOUSE CAPITAL GROUP LLC

Table of Contents

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69350

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/24___ AND ENDING ___12/31/24___
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Lighthouse Capital Group, LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__1055 E Colorado Blvd, Suite 310__
                          (No. and Street)

__Pasadena__	__CA__	__91106__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Warren Thomas__	__(626) 564-1031__	__wthomas@jrw.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Brian W. Anson, CPA__
             (Name – if individual, state last, first, and middle name)

__19455 Burbank Blvd, Suite 404__	__Tarzana__	__CA__	__91356__
(Address)	(City)	(State)	(Zip Code)
09/15/2005		2370	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Warren Thomas</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Lighthouse Capital Group LLC</u>, as of <u>12/31</u>, 2<u>024</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

See attached

Signature: *[signature]*

Title:
Managing Member

Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 5th day of February , 20 25 , by Warren Thomas

_____,
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

CHRISTINA P. PEREZ
Notary Public - California
Los Angeles County
Commission # 2492155
My Comm. Expires Jun 10. 2028

(Seal)   Signature _Christina P. Perez_

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members' and Board of Members of Lighthouse Capital Group, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Lighthouse Capital Group, LLC as of December 31, 2024, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Lighthouse Capital Group, LLC as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Lighthouse Capital Group, LLC's management. My responsibility is to express an opinion on Lighthouse Capital Group, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Lighthouse Capital Group, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Lighthouse Capital Group, LLC's financial statements. The Supplemental Information is the responsibility of the Lighthouse Capital Group, LLC's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson
Certified Public Accountant
I have served as Lighthouse Capital Group, LLC's auditor since 2014.
Tarzana, California
February 7, 2025

LIGHTHOUSE CAPITAL GROUP LLC

Statement of Financial Condition
December 31, 2024

ASSETS

Cash	$	336,646
Commissions Receivable		724,473
Other Assets		52,125
Total Assets	$	1,113,244

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Commissions Payable	$	406,637
Accounts Payable		2,004
Due to Related Parties		25,608
Accrued Expenses		5,000
Total Liabilities		439,249

MEMBERS' EQUITY:

Members' Equity	673,995
Total Members' Equity	673,995
Total Liabilities and Members' Equity	$ 1,113,244

The accompanying notes are an integral part of these financial statements.

LIGHTHOUSE CAPITAL GROUP LLC

Statement of Income
For the year ended December 31, 2024

REVENUES:

Commission Income	$	9,875,143
Mutual Funds Commission Income		5,425
Other Income		10,090
Interest Income		17,989
Total income		9,908,647

EXPENSES:

Commissions/Referrals Paid	5,200,475
Consulting Expenses	4,405,000
Regulatory and Compliance Expenses	50,467
Payroll expenses	70,838
Professional Fees	27,877
Rent expense	17,017
Insurance expense	2,743
Other Expenses	46,753
Total expenses	9,821,170

INCOME BEFORE INCOME TAXES	87,477

INCOME TAX PROVISION

Income tax expense		12,590
NET INCOME	$	74,887

The accompanying notes are an integral part of these financial statements.

LIGHTHOUSE CAPITAL GROUP LLC

Statement of Changes in Members' Equity
For the year ended December 31, 2024

	Total Members' Equity
Beginning Balance January 1, 2024	$ 654,531
Members' Distributions	(55,423)
Net Income	74,887
Ending Balance December 31, 2024	$ 673,995

The accompanying notes are an integral part of these financial statements.

LIGHTHOUSE CAPITAL GROUP LLC

Statement of Cash Flows
For the year ended December 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Income	$	74,887

Adustments to reconcile net income to net cash provided by operating activities:

(Increase in) Decrease in:	
Commissions Receivable	(26,642)
Due from Related Parties	7,310
Other Assets	4,276
Increase in (Decrease in):	
Accounts Payable	(10,586)
Commissions Payable	728
Income Tax Payable	(11,790)
Due to Related Parties	7,626
Accrued Expenses	2,500
Total Adjustments	(26,578)
Net Cash provided by Operating Activities	48,309

CASH FLOWS FROM FINANCING ACTIVITIES:

Members' Distributions	(55,423)
Net cash used in financing activities	(55,423)

Decrease In Cash		(7,114)
Cash - Beginning of Period		343,760
Cash - End of Period	$	336,646

Supplemental disclosure of cash flow information

Cash paid during the year for:

Income taxes	$	12,590
Interest		-0-

The accompanying notes are an integral part of these financial statements.

LIGHTHOUSE CAPITAL GROUP LLC
Notes to Financial Statements
For the year ended December 31, 2024

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Lighthouse Capital Group LLC, (the "Company"), was formed in April, 2013, in the State of California as a limited liability company. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is authorized to engage in private placements of securities. The Company does not hold customer funds or safeguard customer securities.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company, with the consent of its Members, has elected to be a Limited Liability Company. For tax purposes, the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar treatment, although there exists a provision for a minimum Franchise Tax of $800 plus a fee based upon gross receipts.

The Company is subject to audit by the taxing agencies for years ending December 31, 2021, 2022 and 2023.

The management has reviewed the results of operations for the period of time from its year ended December 31, 2024 through February 7, 2025 the date the financial statements were available to be issued and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Segment Reporting: The Company is engaged in a single line of business as a securities broker dealer, which is comprised of one class of service. The Company has identified its President as the chief operating decision maker, who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company.

Additionally, the President uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the President manages the business activities using information from the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

There were no levels to measure at December 31, 2024.

LIGHTHOUSE CAPITAL GROUP LLC
Notes to Financial Statements
For the year ended December 31, 2024

ASC606-REVENUE RECOGNITION POLICY

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer.

Fees earned: This includes fees earned from affiliated entities; investment banking fees, M&A advisory; account supervision and investment advisory fees; administrative fees, revenue from research services; rebates from exchanges/ECN and ATS; 12b-1 fees; Mutual fund fees other than concessions or 12b-1 fees; execution service fees; clearing services; fees earned from customer bank sweep into FDIC insured products or from '40 Act companies and networking fees from '40 Act companies.

Note 2: INCOME TAXES

The Company is subject to a limited liability company gross receipts fee of $11,790 and a minimum franchise tax of $800.

Note 3: RELATED PARTY TRANSACTIONS

Lighthouse Capital Group, LLC is fully owned by Lighthouse Capital Holdings, LLC. Throughout the year, Lighthouse Capital Group, LLC shared certain expenses such as rent $17,017, professional fees $27,877, salaries $70,838 and insurance benefits $2,743, etc. with JRW Investments, ExchangeRight Real Estate and Telos Capital. During 2024, this amount totaled $118,475 of which $92,867 was paid at December 31, 2024. The balance of $25,608 has been paid by the date of the audit, February 7, 2025.

Lighthouse Capital Group, LLC earned revenues from ExchangeRight Real Estate and Telos Capital during 2024. Revenues from these related parties totaled $9,112,007.

Note 4: COMMITMENTS AND CONTINGENCIES

In February 2016, the FASB issued ASU 2016-02 on Leases. Under the new guidance lessees are required to recognize a lease liability and a right-to-use asset for all leases at the commencement date with the exception of short-term leases. ASU 2016-02 is effective for annual and interim periods beginning after December 15, 2018, and early adoption is permitted. The company is not subjected to this requirement in as much as it has an expense sharing agreement with an affiliate.

Note 4: <u>COMMITMENTS AND CONTINGENCIES,</u> cont'd.

Lighthouse Capital Group's total rent expense for the year of $17,017 was paid to an affiliate.

Note 5: <u>NET CAPITAL</u>

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2024 the Company had a minimum net capital requirement of the greater of $5,000 or 6 2/3% of aggregate indebtedness or $29,283. The Company's actual net capital of $276,256 was $246,973 in excess of its required net capital of $29,283. The Company's ratio of aggregate indebtedness $439,249 to net capital was 1.59 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker dealer.

LIGHTHOUSE CAPITAL GROUP LLC

Schedule I
Statement of Net Capital
For the year ended December 31, 2024

	FOCUS 12/31/24	Audit 12/31/24	Change
Members' Equity, December 31, 2024	$ 673,995	$ 673,995	$ 0
Subtract - Non allowable assets:			
Accounts Receivable	345,614	345,614	-
Other Assets	52,125	52,125	(0)
Tentative Net Capital	276,256	276,256	0
Haircuts	0	0	-
Net Capital	276,256	276,256	0
Minimum Net Capital	29,283	29,283	-
Excess Net Capital	$ 246,973	$ 246,973	0
Aggregate Indebtedness	439,249	439,249	-
Ratio of Aggregate Indebtedness to Net Capital	1.59	1.59	

There were no differences between the Audit and FOCUS at December 31, 2024.

The accompanying notes are an integral part of these financial statements.

LIGHTHOUSE CAPITAL GROUP LLC

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 (e) of the Securities and Exchange Commission
December 31, 2024

The Company has no reserve deposit obligations
under SEC 15c3-3 (e) because it is a "non-covered" firm pursuant
to footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule.

Schedule III
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 (b) of the Securities and Exchange Commission
December 31, 2024

The Company has no possession or control
obligations under SEC 15c3-3 (b) because it is a "non-covered" firm
pursuant to footnote 74 to SEC Release 34-70073 and therefore
is not subject to the Rule.

The accompanying notes are an integral part of these financial statements.

Lighthouse Capital Group, LLC
Exemption Report

Lighthouse Capital Group, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to bemade by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states thefollowing:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4 and The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer orits agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ending December 31, 2024 without exception.

Lighthouse Capital Group, LLC

By: _____

Title: Managing Partner

February 7, 2025

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
Lighthouse Capital Group LLC
Pasadena, California

I have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report in which Lighthouse Capital Group LLC, stated that Lighthouse Capital Group LLC's, business activities are (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not the Company (2) participating in distributions of securities (other then firm commitment underwritings) in accordance with the requirement of paragraphs (a) or (b)(2) of Rule 15c2-4 and The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) or Rule 15C2-4 and/or funds received and promptly transmitted for effecting transactions via subscription on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2)and that it has not held customer funds or securities of or for its customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent year ended December 31, 2024, without exception. Lighthouse Capital Group LLC's management is responsible for compliance and is not subject to the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934 and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Lighthouse Capital Group LLC's declaration concerning the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 to SEC Release 34-70073.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 7, 2025